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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

May 10th, 2004

PRESS RELEASE
(unaudited data for first quarter 2004 according to French accounting standards)

        Revenue growth from businesses under new consolidation scope(1) of 3.5% at constant exchange rates to €6.9 billion

Considerable improvement in profitability: EBIT (2) up 12.7% at constant exchange rates to €486 million, an increase of 14.4% at constant exchange rates under the new consolidation scope

Strong increase in free cash flow(3) before disposals of non-core assets

_________________

Consolidated revenue	At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations

Businesses under new consolidation scope (1)	6,868	6,728	+2.1%	+3.1%	+0.4%	-1.4%

North American businesses sold in 2003 or in process of being sold	338	438	-22.8%

Consolidated total	7,206	7,166	+0.6%

Revenue from businesses under the new consolidation scope totaled €6,868 million, up 2.1% compared with the first quarter 2003, and an increase of 3.5% at constant exchange rates. Exchange rate fluctuations had a negative impact of €92 million. Of this amount, €66.5 million was attributed to the impact of the variation in the dollar (the average rate of the US dollar to the euro was 1.2342 for the quarter ending March 31, 2004 compared with 1.0831 for the quarter ending March 31, 2003).

The internal growth rate of businesses under the new consolidation scope was 3.1%. Excluding the impact of the withdrawal from the UK transportation market, growth was 5.5%.

Revenue from businesses under the new consolidation scope outside France amounted to €3,354 million, representing 48.8% of the total.

WATER (1)

At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations
2,291	2,275	+0.7%	+2.5%	-0.5%	-1.3%

(1)    Newconsolidation scope

•	In France, internal growth was 3.3%, benefiting from a sustained rate of design-build business and good levels for the water distribution activity.
•	Businesses outside France under the new consolidation scope, including long-term contract activities in the United States, increased 7.3% on a like-to-like basis and at constant exchange rates. This was due to very favorable developments in Europe and the increasing impact of contracts won in Asia.
•	Due to the policy of increased selectivity when tendering for contracts, which was implemented in 2003, Veolia Water Systems' revenue decreased 16% at constant exchange rates.

(1)	Excluding businesses sold in North America in 2003 (Surface Preparation and Everpure) and those in the process of being sold (Culligan, equipment and short-term services).
(2)	EBIT corresponds to operating income as defined under Regulation 99-02 of the CRC, the French accounting regulations authority.
(3)	Cash flow from operations +/- change in working capital requirement – capital expenditures and financial investments + disposal of assets, excluding those from USFilter.

WASTE

At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations
1,472	1,430	+3.0%	+6.2%	-0.2%	-3.0%

The analysis of internal growth is as follows:

•	In France, internal revenue growth was 5.3%, with the collection activity in particular posting good performance.
•	Outside France, revenue rose 8.6% at constant exchange rates (6.9% including Proactiva). Growth was driven in particular by the development of new contracts, especially in the UK and Norway. In the United States, growth was 10.8% on a like-to-like basis and at constant exchange rates, principally due to the solid waste business and industrial services.

ENERGY SERVICES

At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations
1,536	1,460	+5.2%	+3.7%	-2.0%	-0.6%

Energy services recorded growth of 5.2%, analyzed as follows:

•	In France, 2.2% growth was achieved despite the fall in the price of gas.
•	Outside France revenue growth was 10.8%. Particularly high growth was achieved in Southern Europe, as business in Italy benefited from new contracts and the integration of the Giglio acquisition. In Central Europe, business benefited from favorable weather conditions and the startup of the Zep Poznan contract.

TRANSPORTATION

At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations
857	898	-4.6%	-4.4%	+0.9%	-1.0%

•	The decrease in revenue is fully explained by the termination of operations (rail and bus) in the UK. Excluding this negative impact (€158 million), internal growth was 15.6%, of which 6% in France due to growth in the businesses and 23.6% outside France. Connex benefited in particular from the full impact of the Boston contract and contracts won in Germany and Sweden.

FCC(*)

At March 31, 2004 (in €m)	At March 31, 2003 (in €m)	Variation 2004/2003	Internal growth	External growth	Exchange rate fluctuations
712	665	+7.1%	+7.1%	+0.5%	-0.5%
(*)	VE’s share. Depending on the outcome of negotiations begun in 2003, which are reported in chapter 5 of the 2003 Document de Référence, paragraph 1.2.4, Veolia Environnement may be led to re-examine its method of consolidating its indirect share in FCC.

Internal growth of 7.1% was due to the municipal service, construction and cement businesses in Spain.

EBIT came to €486 million, up 12.7% at constant exchange rates. EBIT from the new consolidation scope increased 14.4% at constant exchange rates. As expected, this very good performance reflects the impact of maturing contracts (the J curve effect in Europe and Asia in Water, in Northern Europe in Waste, and in Central Europe in Energy Services). This improvement is also the result of actions to improve productivity and from the restructuring of contracts in Water (France and Germany) and Waste (France, UK and Northern Europe).

Consolidated net financial debt reached €12.4 billion at March 31, 2004, a slight increase as compared with December 31, 2003, exclusively due to a reduction in the securitization program(1) and Dailly (receivables discounting) disposals, and the consolidation, in compliance with the new law(2), of certain companies leasing operating assets (essentially the water treatment plant in Berlin).

As a result of improved operating performance, control over capital expenditures and financial investments, and continued increased discipline in the management of working capital requirement, free cash flow before strategic disposals exceeded €250 million, compared with €75 million for the first quarter of 2003.

(1)	At March 31, 2004, the amount of securitized receivables in Water in France, for which the accounting treatment remains unchanged, amounted to €330 million.
(2)	Article 133 of the “Loi de Sécurité Financière”.

OUTLOOK

The good performance achieved during the first quarter of 2004 supports the strength of Veolia Environnement’s business model: profitability improvement through the maturity of contracts and an increasing generation of free cash flow. Under these conditions, Veolia Environnement maintains its full-year objectives for profitability and financial balance. In addition, the announced disposals, as expected, will improve the financial situation of the company.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer